EXHIBIT 99.5

Video Draw Script

So, who are we?

We are Social Investment Holdings

And if you are wondering what our Mission is….. It’s to utilize business strategies for social change!

Do you want to know how your $100 minimum investment can help businesses positively change communities?

I’m glad you asked, let me show you...

Imagine this, it’s sometime in the near future and you have a busy day of errands ahead of you. To start off your day you decide to head over to the coffee shop down the street where you run into a local officer that you have a chat with over coffee, after that you grab some of your clothes and drop them off at the local alteration shop without hesitation because you know everything will be in great hands, with the people you know and trust. Next you go to the boutique to find a new pair of shoes for an upcoming event while the family car is across the street having its regular tune up and a fill up. After you pick up the kids from school, your whole family goes out to eat at your favorite local restaurant to have a delicious meal together! Ok, sounds nice right, but what’s the big deal?

Well, what makes that story even greater is that by investing in Social Investment Holdings you will have an indirect partial joint venture ownership in all of the businesses that you went to that day! Not only that, but over time, if these businesses are successful going forward, you indirectly receive a financial benefit from these businesses, not only locally, but from communities all over the US and Africa. As the success of these small business starts to grow, you will know that some of your investment dollars are at work strengthening the community where your family works and plays.

So how do we make this a reality?

Well, let me explain, starting now, you have a chance to participate in the economic growth of your community and communities just like yours. You do this by investing as little as $100 into our mission focused company, Social Investment Holdings.

Your investment dollars are added to the investment dollars of others, creating a pool of funds for the Company to invest into new joint ventures with small businesses in your community or communities just like yours.  But wait, there’s more, this mission can also be supported by investments from institutions such as Banks and Pension funds looking for high social impact opportunities.

See, the Company’s founders saw an opportunity to use the new SEC’s investment rules to assemble the financial resources to create new joint ventures with minority small businesses and businesses that benefit minority communities. We believe that, by providing the free market tools and financial resources, we can work and invest together to change neighborhoods and build better race relations.  You can participate as an individual investor by purchasing a minimum of $100, and in increments of a $100, ownership stake in Social Investment Holdings for the current offering price of $10 per share.  You and your family, friends or even your Church can buy the minimum of $100 in shares in Social Investment Holdings, if you qualify.  This investment into Social Investment Holdings allows the investors to have indirect ownership in the joint venture businesses serving their community and communities throughout the US and even Africa.

So come join us, invest now, and let’s positively impact our communities together!